EXHIBIT 4.1

DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The summary of general terms and provisions of the capital stock of Northern Oil and Gas, Inc. (the “Company”) set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Restated Certificate of Incorporation (the “Certificate of Incorporation”), as amended by the Certificate of Amendment to the Certificate of Incorporation, dated September 18, 2020, and the Certificate of Designation for the Company’s preferred stock, as originally filed with the Delaware Secretary of State on November 22, 2019, as amended, and Bylaws (the “Bylaws,” and together with the Certificate of Incorporation, the “Charter Documents”), each of which is included as an exhibit to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission and incorporated by reference herein. For additional information, please read the Charter Documents and the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

Authorized Capital Stock
The Company is authorized to issue up to 140,000,000 shares, of which (i) 135,000,000 have been designated common stock, par value $0.001 per share (“Common Stock”), and (ii) 5,000,000 have been designated preferred stock, par value $0.001 per share (“Preferred Stock”). The Company has designated 2,218,732 shares of the Preferred Stock as 6.500% Series A Perpetual Cumulative Convertible Preferred Stock (the “Series A Preferred Stock”).
Common Stock
Voting Rights
The holders of shares of Common Stock have the exclusive power to vote on all matters presented to the Company’s stockholders unless Delaware law or the certificate of designation for an outstanding series of Preferred Stock gives the holders of that series of Preferred Stock the right to vote on certain matters. Each holder of shares of Common Stock is entitled to one vote per share.
Except with respect to the election of directors or as otherwise required by law, all questions submitted to a vote of our stockholders are decided by the affirmative vote of the holders of the greater of (a) a majority of the voting power of the shares present and entitled to vote on that item of business or (b) a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at a duly held meeting of stockholders. Directors are elected by a plurality of the voting power of the shares present and entitled to vote on the election of directors at a meeting at which a quorum is present, and stockholders are not entitled to cumulate their votes for the election of directors.
Dividend Rights
Subject to any prior rights of any Preferred Stock then outstanding, the holders of shares of Common Stock are entitled to receive dividends ratably out of funds legally available, when and if declared by the Company’s board of directors.
Liquidation Rights
Upon any liquidation, dissolution or winding up of the Company, voluntary or involuntary, after the payment in full of all amounts to which the holders of shares of Preferred Stock shall be entitled and payment or provision for payment of the Company’s debts, the remaining assets of the Company to be distributed to the holders of the stock of the Company shall be distributed equally, on a per share basis, among the holders of the shares of Common Stock.

No Preemptive, Redemption or Convertible Rights
The holders of Common Stock shall have no preemptive rights to subscribe to any or all additional issues of Common Stock or any securities of the Company convertible into Common Stock. The Common Stock is not redeemable nor convertible.
Listing
The Common Stock is currently listed on the New York Stock Exchange under the symbol “NOG.”
Series A Preferred Stock
The Company has 2,218,732 issued and outstanding shares of Series A Preferred Stock. The Series A Preferred Stock is not registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The holders of the Series A Preferred Stock have no preemptive or preferential right to purchase or subscribe to stock, obligations, warrants or other Company securities.
Holders of Series A Preferred Stock, are entitled to receive, if declared by our board of directors out of funds legally available for payment, cumulative dividends at a rate per annum of 6.5% on the sum of (i) the liquidation preference of $100 per share of Series A Preferred Stock plus (ii) all accumulated and unpaid dividends on such share, whether or not declared. Dividends on the Series A Preferred Stock are payable semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2020. Shares of the Series A Preferred Stock have priority over our Common Stock with regard to the payment of dividends.
The Series A Preferred Stock have a liquidation preference in the amount of $100 per share of Series A Preferred Stock, plus an amount equal to all accumulated and unpaid dividends on the shares (including dividends accrued and unpaid on previously unpaid dividends), whether or not declared, to, but not including, the date fixed for liquidation, winding-up or dissolution.
Holders of the Series A Preferred Stock may convert any or all of their shares of Series A Preferred Stock at any time based on a conversion rate of 4.3984 shares of our Common Stock per share of Series A Preferred Stock (which is equivalent to a conversion price of approximately $22.7355 per share of our Common Stock), subject to adjustment. The Company may, at any time, give notice of its election to cause all or any portion of the outstanding shares of the Series A Preferred Stock to be automatically converted into shares of Common Stock if the closing sale price of our Common Stock equals or exceeds 145% of the conversion price for at least 20 trading days (whether or not consecutive) in a period of 30 consecutive trading days, including the last trading day of such 30 trading day period, ending on, and including, the trading day immediately preceding the business day on which the Company issues a press release announcing the mandatory conversion of the Series A Preferred Stock, in which case each holder will receive on the mandatory conversion date, for each share of Series A Preferred Stock being converted, a number of shares of our Common Stock equal to (i) the conversion rate, plus (ii) the amount of any accumulated and unpaid dividends on such converted share through the conversion date (including dividends accrued and unpaid on previously unpaid dividends), whether or not declared, divided by the conversion price (together with a cash payment in lieu of any fractional share).
The Series A Preferred Stock does not have any voting rights other than with respect to certain fundamental changes in the terms of the Series A Preferred Stock and as otherwise required by applicable law. However, if dividends on the Series A Preferred Stock or dividends on any other series of Preferred Stock or preference securities that ranks equally with the Series A Preferred Stock as to payment of dividends and with similar voting rights are in arrears and unpaid for three or more semi-annual dividend periods, then the holders of the Series A Preferred Stock, voting as a single class with any other series of Preferred Stock or preference securities having similar voting rights that are exercisable (and with voting rights allocated pro rata based on the liquidation preference of the Series A Preferred Stock and each such other series of Preferred Stock or preference securities), will be entitled at the Company’s next regular or special meeting of stockholders to elect two additional directors to the board of directors. Upon the election of any additional directors, the number of directors that comprise our board of directors shall be increased by such number of additional directors.
Warrants

The Company has outstanding warrants to purchase Common Stock (“Warrants”) exercisable for, in the aggregate, 5,216,580 shares of Common Stock. 3,276,582 Warrants are exercisable at an exercise price of $13.8864 per share, in whole or in part, at any time on any business day and from time to time until 5:00 p.m., Central Time, on April 1, 2028. 1,939,998 Warrants are exercisable at an exercise price of $28.30 per share, in whole or in part, at any time on any business day and from time to time until 5:00 p.m., Central Time, on January 27, 2029 (along with April 1, 2028, as applicable, each an “Expiration Date”). The number of shares of Common Stock issuable in respect of the Warrants is subject to adjustment as a result of certain anti-dilution provisions contained in the Warrants. Unexercised Warrants will expire as of 5:00 p.m., Central Time, on the applicable Expiration Date. The Warrants are not registered under Section 12 of the Exchange Act.

Anti-Takeover Provisions
Advance Notice Requirements for Director Nominations and Stockholder Proposals

The Bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the Company’s corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at the Company’s principal executive offices not less than 90 days prior to the first anniversary of the previous year’s annual meeting. The Bylaws also specify requirements as to the form and content of a stockholder’s notice.

These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders and may delay, deter or prevent tender offers or takeover attempts that stockholders may believe are in their best interests, including tender offers or attempts that might allow stockholders to receive premiums over the market price of their Common Stock.

Issuance of Preferred Stock

The Company’s board of directors can at any time, under the Certificate of Incorporation, and without stockholder approval, issue one or more new series of Preferred Stock. In some cases, the issuance of Preferred Stock without stockholder approval could discourage or make more difficult attempts to take control of the Company through a merger, tender offer, proxy contest or otherwise. Preferred Stock with special voting rights or other features issued to persons favoring the Company’s management could stop a takeover by preventing the person trying to take control of the Company from acquiring enough voting shares necessary to take control.

Special Meetings of Stockholders

The Bylaws provide that a special meeting of stockholders may be called only by the Company’s board of directors.

Anti-Takeover Provisions of the Delaware General Corporation Law

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. This provision provides that a corporation that is listed on a national securities exchange or that has more than 2,000 stockholders is not permitted to engage in a business combination with any interested stockholder, generally a person who owns 15% or more of the outstanding shares of a corporation’s voting stock, for three years after the person became an interested stockholder, unless:

•Before the person became an interested stockholder, the board of directors approved either the transaction resulting in a person becoming an interested stockholder or the business combination;

•Upon consummating the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or

•On or after the date the person becomes an interested stockholder, the business combination is approved by the board of directors and at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the corporation’s outstanding voting stock which is not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if a majority of the directors who were directors prior to any person’s becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.